TELESP CELULAR PARTICIPAÇÕES S.A.

Av. Roque Petroni Júnior, 1464 – Morumbi

04707-000 – São Paulo – SP, Brazil

January 24, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Albert G. Pappas, Attorney Advisor Nicholas P. Panos, Special Counsel, OM&A

Re:	Telesp Celular Participações S.A.
Registration Statement on Form F-4 (Registration No. 333-130410)

Dear Messrs. Spirgel, Pappas and Panos:

In connection with the above-referenced Registration Statement on Form F-4 (Registration No. 333-130410) filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2005 and amended on January 24, 2006 (the “Registration Statement”), Telesp Celular Participações S.A. hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filings with the Commission relating to the Registration Statement (the “Filings”) effective, it does not foreclose the Commission from taking any action with respect to the Filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

•	it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TELESP CELULAR PARTICIPAÇÕES S.A.

By: /s/ Paulo Cesar Pereira Teixeira

Name: Paulo Cesar Pereira Teixeira

Title:   Executive Vice President for Finance,

            Planning and Control

By: /s/ Javier Rodriguez García

Name: Javier Rodriguez García

Title:   Executive Vice President for

            Technology and Networks